Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Amendment No. 1 to Form S-3 No. 333-273943) and related Prospectus of Howard Hughes Holdings Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our report dated February 28, 2022, with respect to the consolidated financial statements and schedule of The Howard Hughes Corporation as of December 31, 2021 and for each of the two years ended December 31, 2021, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 12, 2023